 Exhibit 99.3

Press Conference

PRESS CONFERENCE

Q4 & FY 2016 RESULTS

April 15, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Executive Vice President and Chief Financial Officer

Krishnamurthy Shankar

Executive Vice President, Group Head, Human Resource Development

Binod Hampapur Rangadore

Executive Vice President, Global Head, Talent and Technology Operations

Mohit Joshi

President & Head – Financial Services, Head – Infosys Brazil and Infosys Mexico

PRESS

Chandra

ET Now

Rukmani

Ayushman

Business World

Bibhu

Anya

Reuters

Varun

Mint

Kunal

FORTUNE Magazine

Balaji

Vishal Sikka

Welcome, everyone. We are very excited about our quarter. Had a great quarter. We are excited about the year that is ahead of us. And with that would love to get you to ask us some questions.

Chandra

Hi Vishal, Chandra here. Vishal, just want to start by asking you, from the time you took charge to now, I know you do not want to say that bellwether but would you say you sort of rebuilt a desirable Infosys? Are you there yet or what other metrics would you be looking for going forward? You clearly are very happy with the numbers today, with the guidance, but anything else that you would watch out for closely over the next few quarters? And one question for the head of HR, I think on the increments they usually go out 1st April, all people are wondering why it has not yet gone out. The call mentioned the hikes but if you can give us some more details on that. Thank you.

Vishal Sikka

Sure. I think in terms of the bellwether and all of these things, these are all things for others to characterize. We keep working on our mission, on our paths, our strategy. I do believe that there is a strong need in the world that is ahead of us for a new kind of a services company, a company that is based on innovation where every human has an opportunity to deliver to their human potential where we bring the power of technology automation to dramatically improve our productivity, our bandwidth and we constantly learn and collaborate. And that journey has barely just begun. I would not say that we are anywhere close to getting there. But we are very excited about what the team has been able to achieve so far and excited about the year that is in front of us. I mentioned also in the earnings call with the financial analysts that we need to create additional metrics that we used to measure the performance of the companies like us going forward and so on. But by and large we are quite excited about the quarter that has just ended, about the year that has just ended and looking ahead to the year that is in front of us.

Krishnamurthy Shankar

Your question was these things go out earlier and why now, is that the question? We are starting with the process for our engineers and the leads and there again it will be based on performance, a majority of them would be in the range of between 6% and 12% based on performance, that is the kind of thing that we are looking at. As you also know we are looking at also introducing equity which would be launched during the quarter. That will be also announced in due course in terms of what we are doing. Our objective is to really ensure that it is a plan which really appeals to retain and attract good people. We are going to cover a select percentage of high potential people, higher performers, about 20% - 25% of people in the managerial level, that would be our intention.

Chandra

Vishal, just one more question, three of your executives have been elevated to President’s today. Take us through the rationale and how will their roles differ because each one was handling different responsibilities. Why now, I am sure it adds a lot of the management bandwidth but just why now?

Vishal Sikka

I think first of all just to add to Krish’s point, so we are also excited about the RSU option plan that we are rolling out to our employees. Obviously 6% to 12% is the range applying to most of the employees as Krish said, but the high performers can get even significantly higher than that. We are looking forward to that. In terms of the three gentleman here behind me, look the three of us, myself, Pravin and Ranga, in addition to all the strategic aspects of the company we are also consumed by all the operational aspects of the company. Since I started here as CEO we have undertaken 54 significant initiatives and it is a lot. This journey is a long journey, it is a tough journey and there is a lot on our plates. So we need more bandwidth and we need additional leadership bandwidth. We are very proud of our leadership team. Our entire leadership team is here and we felt that it is appropriate to elevate three of them to the President title, share additional executive bandwidth, so for example some of the operational tasks in the delivery area that Ravi can do in addition and operational task in the sales area that Mohit can do in addition and operational task in the new areas of software and innovation oriented sales that Sandeep can do. So Sandeep, Mohit and Ravi are three Presidents. However, their operational responsibility continues to be what it is, as does for Rajesh and Manish. So there is no change in reporting in that sense. Rajesh and Manish continue to do an excellent job, we continue to count on their incredible leadership. They are both here, I am told that the colors they are wearing are the camel colors. I will not make any camel jokes. Where I grew up there used to be a saying in Saurashtra that one cannot buy camel for the price of sheep. This is a motto that we live by in monetizing our new, right Sandeep. So in one word it is simply executive bandwidth but everything else continues as is and we are extremely proud of our leadership teams.

Rukmani

Vishal, I wanted to understand the realization, because in the concall you clarified that there has been a little bit of drop in realization, but you are expecting that to stabilize. So could you tell me across FY17 what is the trajectory and what is the reason why there has been pressure on realization?

Vishal Sikka

We do not know. Generally there is a downward pricing pressure and in the industry that continues to be the case. Ranga has shared the numbers today, we continue to see that. Some of the margin decline that you see is attributable to that over the course of the year, some that we executed on several initiatives to improve the margins over the course of last quarter but it was also negatively impacted by pricing. So look this is somewhat, what is the fancy word, ‘secular’, this is a secular trend in the industry. Of course next generation thing, new things carry tremendous value and there the traditional cost based metrics do not apply. We have to ensure that we are continuing to bring additional next generation kinds of offerings and bringing more productivity improvement because of automation. But it is not possible for us to look over the course of the year and share any kind of insights on how this will change. Our long-term revenue per employee aspiration continues to be $80,000 by 2020 and we are continuing to work on that even though over the last 12 months, this has actually gone in the other direction.

Rukmani

Vishal, till date there was the important strategy of ploughing back of market share, of maintaining attrition, so on and so forth. Now that you have reached a position where you are at a comfort level, what is the next challenge that you are foreseeing immediately especially given the fact that coming year is expected to have some amount of seasonal headwinds, some amount of headwinds. So keeping that in mind what is the next level of growth that you are targeting?

Vishal Sikka

I think that bringing automation, bringing artificial intelligence to more complex areas in business, in automation of our work, this is something that I am really excited about. We will share more about this as we go forward. Earlier today we were discussing at lunch some of the new ways in which physical, very-very traditional legacy physical institutions are becoming digitized and becoming transformed by software, that is an area that is of tremendous interest. Going into new experiences in the human interaction area, virtual reality technology is becoming quite exciting. This week we shared with our Board some of the virtual reality innovations that our team is working on. Our team is actually doing some pioneering work in VR technology that is very exciting, the work on conversational interfaces and chat and so forth is extremely exciting. There is a lot going on in the world around us that is very exciting. The things is that generally when times are bad you need innovation and when times are good you need innovation. So there are always headwinds, things going on at individual clients that can impact us and so forth, but by and large we are extremely positive about the atmosphere and the opportunity that is ahead of us.

Participant

Vishal, the India business has done exceptionally well this quarter, so what kind of traction are you seeing, are these basically private sector deals or e-governance sort of transactions that you are chasing?

Binod Hampapur Rangadore

Most of the growth is coming from the private sector. Of course we still have our long-term contracts with the Income Tax Department and with various other departments that we are working with, that are still going on.

Participant

Can you give us a sense of the capital expenditure plan for the current fiscal, how many new seats are you planning to add?

Ranganath D. Mavinakere

Capital expenditure always we have spent about limited to about 20% of the operating cash flow. By and large that is the band that we are looking.

Ayushman

Ayushman here from Business World. Vishal, what are the key drivers of growth for this quarter and what was the rationale for the optimistic guidance?

Vishal Sikka

I think the adoption of the new areas that we have been working on has continued and we continue to improve that. The adoption of automation has improved significantly and the deal wins that we had in the last several quarters started to produce results in the course of this quarter. Operational rigor led by Ranga, Ravi and Pravin of course led to a lot of improvements. We bucked their trend, the sort of ‘curse of the bambino’ that we have had in Q4 in the last three years that is gone now and is behind us. So a lot contributed to the performance in this quarter that has gone by. In terms of the optimism for the year ahead, there are several factors to that, continued adoption of the new areas is obviously the big one, the renewal initiatives around zero distance, around automation, around bringing innovation into everything that we do continues to pick more and more momentum. That is becoming more widely adopted in our ongoing projects and all the new deals that we have won and so forth. The new areas that we have been working on, in particular Skava, Panaya, the work on our platforms, the information and the automation platform, the Edge products, these continue to get traction. So we expect to see that continue and gain even more momentum. Most importantly the deals that we have won and the large deals that we continue to win, give us an additional kind of a tailwind to feel more optimistic about the future. So therefore based on the visibility that we have right now that myself, Pravin and Ranga have, we are looking at an 11.5% to 13.5% constant currency growth over the course of this year. Obviously this is something that we track on a daily basis and as our visibility improves we will continue to revisit this.

Rukmani

Vishal, is there a number you can give on the hiring outlook or the exact number and break it up into… not yet?

Vishal Sikka

No, we cannot. Some parts of the broad hiring, for example the campus hiring have a yearly kind of a trajectory and the others are Just In Time and over the course of the year. I think now that the fiscal 2016 reporting work is behind us we will get into that in more detail and see where we are.

Participant

Just in time hiring in that…

Pravin Rao

For freshers we have already made a call because we have already started going to campus, making offers and so on. So we have planned for about 20,000 joins for freshers, but laterally is mostly just in time basis on the demand.

Bibhu

This 661 net addition this quarter I think this is one of the lowest in the recent quarter cycle, previous quarter also you had added some 5,407 employees. What it indicates, usually you mention about the old and new and this has been one of the metrics when we people visualize predictability about the business based on the hiring one makes. Now that you are aggressively driving non-linearity with increasing automation and all, will it see lesser and lesser number of hiring or net additions? And also one question that just came to my mind, by 2020 vision, what could be the employee number by that time when you achieve the vision of 20 bn?

Vishal Sikka

See, in terms of the 2020 vision, if you look at 80,000 revenue per employee and $ 20 billion in revenue, that adds up to 250,000 people. We are right now at around 195,000, so it would grow somehow like that, that would be the aspiration. I think again 2020 is still too far to come up with a concrete operational plan for something like that. However as time goes by we continue to feel better about being able to get there. In terms of the small growth this quarter, I would not read anything specific to that, perhaps Pravin you can add something on that.

Pravin Rao

I do not think we should read too much into it, partly the hiring has been lower because some of the automation benefits have started kicking in. But it is too early, we still have to do much more on it. And the other factor also is in our transition from people only to people plus software, it is also picking up. This quarter in particular we have seen good tractions particularly in the retail around most of our platforms like Skava, Panaya, Edge and so on. So it is a combination of things, but again I would caution that these are still early days and not a secular trend.

Bibhu

How is your visibility at this point of time, you have given a guidance in constant currency 11.5 to 13.5, still there is a broad range of 2%. Your performance last year also was in the similar range. So are you factoring based on the current understanding of the market at current level you are giving this guidance or how is the visibility.

Vishal Sikka

I think that obviously the currency environment has changed over the course of the year. But when we look at the constant currency which is the FY16 average we see a visibility of 11.5% to 13.5%. This number is not anything more than our guidance, our advising the markets on what we see right now and this is what we see right now.

Participant

Sir, this quarter was great for deal wins, my question is, just looking forward to the next quarter what kind of deals, how does the pipeline look in terms of 50 million plus deals?

Vishal Sikka

The pipeline looks good.

Participant

Would you care to elaborate?

Vishal Sikka

It looks somewhere between reasonably good and very good.

Anya

Anya from Reuters I just want to know what kind of deal sizes and product mix are you seeing in the BFSI segment?

Mohit Joshi

I think in the BFSI segment we are seeing the deals that we have traditionally seen but we are trying to infuse our AI and automation pieces into it and then we are seeing the software plus services deal, the new deals that Vishal spoke about. So it is a mix of the old traditional business that we are trying to automate and the new business. The growth for the year was 12.9% year-on-year, and for the whole year it was 15.3% excluding insurance, this is very healthy. We did see a little bit of slowdown Insurance but we believe it is only temporary.

Varun

Varun here from Mint. A couple of questions and clarifications. Firstly, what was the total number of large TCV wins for this quarter?

Vishal Sikka

It was $757 million.

Varun

The repeat business used to be like about 97%-98% but for this year end if I am not wrong it came down to 95 point some odd, so is there a trend which is there for all IT service or was this an aberration, sir?

Vishal Sikka

I think that repeat business going down is actually a good thing because you want a good influx of new business. So it is like me complaining about continuing to lose weight.

Varun

Sir another question over here, the Insurance in the conference call or the call with the analysts it was said that Insurance seems to be a little bit of wrinkle for the company and just now Mohit also clarified it is temporary. By next quarter say in two quarters will this pain be done with?

Vishal Sikka

As Mohit said and Manish is here as well, we believe that we had a decline in the quarter but this is because of certain situations happening at individual companies which ramped downs and so forth because of the nature of the business, in particular one of the large clients that we had. But we do not see anything particular about Insurance that we are worried about. In fact, when we look at Insurance companies rethinking themselves to offer better value to consumers, that is a tremendous need in new kind of services and in particular Insurances companies are among the largest consumers of extremely old legacy software where there is tremendous opportunities for modernization. So we continue to be excited about Insurance.

Varun

Sir this 2020, $ 20 bn aspirational target, is this calendar year March 2020, is it…?

Vishal Sikka

When I said that I was not aware that fiscal year and calendar year are not the same thing in Infosys, so it was the calendar year 2020, that is three quarters of fiscal 2021.

Varun

The BPO business and BPO especially growth has not been there. What are you trying to do to revive this as a part of the 2020, because 2 billion needs to come from new platforms, BPO just grew at 0.8% - 0.9%. Is there a secular trend again or is it just something which is limited to Infosys and what is the way forward?

Vishal Sikka

The wave of innovations have not yet reached the BPO business because of the nature of the work in BPO because of the very front-line oriented low revenue per employee work that happens in BPOs. It is naturally the one that takes the longest where innovation adoption takes the longest. We believe that BPO will be one of the biggest beneficiaries of innovation and of automation. The opportunity to transform the business processes of customers, not just operate the business processes, the opportunity to look inside the business processes and deliver more valuable insights with forecasting and analytics, the opportunity to automate the work that people in shared service centers including our own employees do through the process of end user automation like we do with our AssistEdge product. Finally the opportunity to consolidate across stacks by bringing together the BPO work with L1, L2 and L3 operations support which we are working on to transform through great use of AI Technology. These are opportunities that will help us totally transform and grow the BPO business. I am extremely optimistic about the BPO business.

Varun

Just last two questions here. Revenue FTE is being going down you yourself said over the past 12 months. Why is it so sir?

Vishal Sikka

The automation has not taken so long to adopt, the hiring cycles are still longer and therefore the number of employees we are adding to the company is significantly higher. There is also a secular downward pricing pressure in the industry that affects everybody. So those three things are continuing to dwarf the effect of automation and the effect of innovation which will overtime take over. So I continue to be confident that over the 2020 horizon we will get to that inspirational goal of 80,000 but for the last four quarters or so this number is actually going in the other direction and one of our endeavors this year is to ensure that we work to reverse this trend and then it starts to change for the upwards.

Ranganath D. Mavinakere

Just to add to what Vishal said, if you look at this financial year some of the drop is also because of the currency and on constant currency basis it is flat.

Varun

Sir, just last clarification. Consulting Package Implementation and others this seems to have recorded the maximum growth. Can you help us what is this others? Is this more of the Data Analytics, more of the Cloud Computing and if you can give some visibility how big is this business? Because this helps analysts at least understand, how is Infosys making itself future ready? Or is it just all Enterprise Application rollout and maintenance work?

Vishal Sikka

No, it is the Consulting and Package System oriented work.

Pravin Rao

See ‘others’ is a very small thing so we should ignore that. But on the Consulting System Integration, this quarter it has been flat but for the year it has grown significantly 16% or so on a year-on-year basis. This is where we are looking at Package Implementation Digital, Analytics and so on. Most of the growth has been driven in Digital and Analytics space.

Vishal Sikka

And the Consulting, no I would not agree with the characterization. Yes, of course Package Implementation is a part of it but over the last many years that has been decreasing. It is around Consulting and brining innovation into that and every one of these chain management and implementation projects now we bring Panaya and our own organically grown innovations from Infosys into that so,. To characterize that as mundane work would not be right.

Varun

Sir, just a follow-up here, but all the IT companies are increasingly talking about digital technologies. How do we really know about the so-called New and Renew? How is it really showing in the numbers? Because all of these are traditional service offerings, what is like say if I have to ask you the growth in Analytics or Cloud Computing?

Vishal Sikka

Analytics is a clearly isolated unit with its own charter of doing analytics-oriented work, machine learning, business intelligence and things of this nature. You can tell that this is a different category of work. The other similarly cloud-oriented work whether it is brining cloud infrastructure underneath, the new kinds of analytical applications, Internet of Things, machine learning and so forth or moving traditional legacy landscapes to the cloud infrastructure this is all about the cloud. So these are all things that are easy to measure. The ‘Renew-New’ split is more nuanced. The important thing to remember there is, it is not that there is a ‘New’ department in Infosys and there is a ‘Renew’ department in Infosys. Every one of us, every team, indeed every Infoscion does both ‘renew’ and ‘new’. In fact inside the work of an individual Infoscion there is both ‘Renew’ and ‘New’. So the fact that there is no distinction between the ‘Renew’ and ‘New’ actually is a good thing. We want that every one of us and everything that we do bring both the dimension of continuously doing new things as well as renewing the things that we have done before. The difference between the two is indeed a perspective on time. New is the things that we did not do before, Renew is the improvement of things that we always did.

Participant

Hi, I have another just regarding the operating margin guidance. So you reiterated a 24% to 26% guidance for FY17, if I am correct? Is this slightly conservative considering you had 25.5% in Q4 or is there increased pricing pressure?

Ranganath D Mavinakere

Yes, I think we had given a medium-term guidance of 24% to 26% last year and if you look at FY15 we closed exactly at the mid-point - 25%. Of course we have couple of levers in margin. Certainly the utilization which use to be in late 70’s is consistently in above 80% in the last four quarters. We do believe that there is an element of scope there as well. If you look at the onsite mix, it used to be 27% now it has moved to 29.6%. Our endeavor is to move it back. We have got some levers there. Third of course the sub-con expenses. Last quarter if you recollect we talked about how to moderate the sub-con expenses. If you look at this quarter, it has come down from 6.3% of revenue last quarter to 5.6%. These levers we will continue to deploy very closely in FY17 and of course Vishal always challenges us to go beyond the guidance. However, I think in the short-term we will be relaying on these. We want to maximize these operating levers at the same time while working on the automation-led benefits. In terms of FY17, we continue to reiterate 24% to 26%. You should also remember that in Q1 we also have a compensation hike cost, the H1 visa cost, so all of them will have some impact. Given where we are today, given the levers that we know we will continue to work on this.

Bibhu

So this is one last question from me. What is your vision for about visa independent Infosys? Recently Mr. Murthy spoke in one seminar where he spoke about how the initiative was taken earlier and was later discontinued. Unfortunately the industry is heavily dependent on H1 visa. Now that is presidential the elections year in the US and this issue has again resurfaced and it will continue to do so. In the long term how do you visualize the industry. When you carry forward your vision, can one be independent of visa or do we plan to do it by increasing offshore hiring or increasingly using automation tools?

Vishal Sikka

That is a very important question Bibhu. Of course this being the presidential election year in the US, there is a lot of rhetoric around this and it is rhetoric. Obviously we continue to be influenced in the near-term by the visa situation. Ranga already mentioned this. Our view is to become independent of visas, to hire locally. I, myself a local hire in the US. We have thousands of people who are locally hired working in US, in Europe, in Australia and other places. So our endeavor is to get independent of this visa matter as much as possible. I believe it is possible for us to achieve that and VGDM and V does not for me, the V is virtual or visa independent GDM is one of the very fundamental parts of this. We believe that this idea of a location independent experience of delivery is something that is in our reach because of technology. We are sitting here in a large room that is technologically-enabled with Virtual Reality technology and with other collaboration technology. It is becoming possible to deliver more and more seamless experience no matter where we are and we are actually doing a lot of innovation in this area. Sanjay was here, he just left to catch the flight but he is working on this. Binod is working on this and this we believe is a key part of our approach in the future. Again, the important thing is to not look at VGDM or collaboration technology as a way to deliver the same thing for a lower cost but indeed to build the right kind of talent. I mean recently one of Ravi’s teams was building a unique kind of a mobile application and we found a person in Poland or somewhere who has the expertise for this thing. We want to be able to bring the right talent wherever that is to bear and these technologies will help us get there. The whole visa thing over the last many decades has brought us to a point where there is too much dependency on this and the answer to that is a combination of local hiring, better solutioning and this next generation technology collaboration and VGDM and so forth. That will help us deliver the best value no matter where the people are.

Kunal

Mr. Sikka, hi, my name is Kunal, I write for FORTUNE Magazine the Indian edition. I have three questions on ‘AiKiDo’ Program which in the last fiscal year you introduced in August last year. What is the buy in been the client side? Second question is how does it roll back into how employees at Infosys respond to those requirements? And finally, how did that name emanate in Infosys?

Vishal Sikka

The ‘AiKiDo’ refers to the next generation services that we deliver but that does not mean that there is an ‘AiKiDo’ department somewhere. The ‘AiKiDo’ department at Infosys is Infosys. ‘Ai’ is the software services the next generation platform-oriented services and the work that we do in, work around Skava, to implement Skava, to integrate Skava; the work on our platforms, on our automation and innovation platform, information platform for big data, the work that we doing in Internet of Things, building digital trends and things like this, where we leverage our platform and the services around our platform; that work is ‘Ai’. The ‘Ki’ work is extremely important to our future. This is around the capturing the knowledge that sits inside the legacy environments of our clients. We started this project with Boeing, the great manufacturer of Aircraft. We work with them to knowledge based engineering where we captured the engineering of these complex systems into explicit ‘Ai’ knowledge bases and we use that over time to improve the operations to lower the maintenance cost and things like that. So with ‘Ki’, we are working to deliver the knowledge-based services that lower the cost of operating land escapes, maintenance, capturing the know-how explicit into an ‘Ai’ system and so on both in the engineering industry but especially also in the IT industry around legacy system and things like that. Ravi is also working on brining the ‘Ki’ services into the way we manage the transitions when we take over these large deals like the ones that we talked about that we have won earlier. ‘Do’ is Design Thinking, it is around working with clients on their next generation problems. Sanjay Purohit has an ambitious program to bring commercial design services to our clients. From a sales perspective under the leadership of our four sales leaders who are sitting behind me, we have basically brought Design Thinking into every client. I have stopped reporting the number of Design Thinking engagement because now in our company every engagement is a Design Thinking engagement. Every project, every renewal, every deal, every proposal that we work on is done using Design Thinking, so that is ‘Do’. The point of that is to help the clients uncover their most important problems or more precisely articulate the problems so that then a solution can be built for it. Usually, problem finding is actually an extremely important part of the work that we do, problem solving then follows that. As to the origin of this, most of us think about ‘AiKiDo’ as this Martial Art from the Far East. The word ‘Ai’ means to unify to bring together to integrate, the word ‘Ki’ means the knowledge, the morale, the energy that is inside a system, the Chinese word ‘Qi’ (chee) is the same word actually in Japanese it is called Ki and in Chinese it is called Qi (chee). The word ‘Do’ means the path forward, the way forward, like the schools in Japan are called Dojo’s because they are the places where you learn to find the path forward. So ‘AiKiDo’ is three beautiful words combined together on unifying our energy to find our path forward and even though it is three services in Infosys, it is actually one integrated idea.

Kunal

Is it planted as such outset, that is what I wanted to clarify, are you branding it as AiKiDo or is it just an internal?

Vishal Sikka

No, we are branding it. We are bringing into our complex engagements, branding itself is one area that we plan to focus on in the course of this year this would be a good idea at Infosys but yes, it is an externally branded.

Balaji

Sir, I am sorry, I was late. So I just wanted on quote on you because it is not there. You have not given your quote on the projection made this year. The guidance which seems to be apparently, lower why is it so? It is in double-digits no doubt. It is a relief even in dollar terms double-digit, though it was 9% you achieved. Now you are confidently in double-digit so, what is outlook? Is it again a conservative estimate based on your near estimates and what is really the outlook because you are based in the US you know your market better.

Vishal Sikka

No, it is not conservative or liberal, it is not managing any expectations this is the visibility that we have right now. Before you came in sir we talked about this. The outlook that we see, we are quite excited about. The deal wins that we have had in the large deals as well as the adoption of the innovation work that we have done continues to excite us and on the basis of all of these things, currently my, Pravin and Ranga’s visibility is to grow 11.5% to 13.5% in constant currency which is based on March 31st reported number that comes to within 0.3% so, 11.8% to 13.8% in March 31st reported currency. So we feel good about that and we will continue to monitor as the atmosphere evolves. We will continue to revisit this if necessary and if it is necessary we will let you know.

Balaji

Second quarter or third quarter?

Vishal Sikka

Every day.

Balaji

Fair enough, sir. But this is okay. You have talked about technologies in line with the industry and then your clients all are adapting to digital technologies? So in that case is the revenue and the billings are being relooked because the old conventional approach has gone. There is a lot of value addition happening what is happening to billing rates?

Vishal Sikka

There are many questions in that one I thought. If I miss one, Pravin then maybe you can answer this. The digital technology adoption, yes, we are excited about it. Our team has been heavily on this obviously. There is a lot going on in the industry in this area. Actually I have always said, people ask me how much digital work do you do? Last I looked all we do is write software for digital computer so 100% of our work is digital. I do not know why these guys talk about only 20% of their work as digital, may be they are writing software for Analog Computers or something. I think the clients are looking at digital technologies in more and more formerly erstwhile physical areas, powered systems, automation systems, trucks, machines, things that have stores, things that have been in the physical domain which are now becoming digitized. So there is a great set of opportunities there. In terms of the billing rates and so forth on the traditional services for the last many years, there has been a steady downward pricing pressures. This is something that is not new we have known this, this continues to be the case and there are only two ways to address that. One is to bring automation into our work faster than the rate of decline in the pricing and the second one is to take advantage of that automation to free-up more bandwidth, to free up the creativity of our people so that people can become more innovative. In a nutshell the strategy that we are executing on is to bring ‘AI’ and automation to the work that we do, to improve our abilities, improve our productivity, ‘do more with less for more’ like Professor Mashelkar said, to take the advantage of that bandwidth to become more innovative, become more creative both in our regular work and in the new next-generation innovation that we bring in, to power this transformation of automation and innovation using our ability to educate, using the great learning infrastructure that Infosys has. So this is in a nutshell what we are doing. Our aspiration continues to be the $ 20 bn, a 30% and $80 thousand revenue per employee by 2020.

Balaji

Sir, last question, I do not know if anyone asked or not because if I was to ask they would have said silent period so I did not want to make a noise regarding this the sympathy and concern. Raghavendran Ganeshan, we did not hear after the sympathy, condolence and all. Is there any specific fund in your Company which compensates for victims of this kind of terror? And then he was travelling, though he was four years why was he traveling actually in local anybody is wiser to ask this kind of question. Regarding compensation is there any policy, unfortunately he has become victim for no reason. Of all Infosys employee everywhere he is there, wherever trouble spots Infosys something or other happens?

Vishal Sikka

Raghav was a very dear employee. Even though we are close to 200,000 employees, everyday our endeavor is to work like a family, to treat our employees as our family members. Pravin and I actually talked about when we first started to hear the news we might have lost Raghav in Brussels. Our first request to our HR Team was to treat him like he was our own brother, that is the way that we work and the way that we think. Rajesh who is here was quite close to this account and to this team that Raghav was a part of. We take these things very personally and very seriously. It was a completely senseless thing that happened. He was going in a train to work and we lost him and we are treating this with tremendous dignity and the financial value part of it is one part of it. Perhaps Kris?

Ranganath D Mavinakere

As Vishal said, for all our employees we have extensive coverage one is that part. Also on compassionate grounds from our employee trust we also had certain contribution and our employee trust clearly looks at such unique cases which really deserves all our support. Unfortunately, we will not be able to disclose those amounts but you be rest assured that the company has gone out of its way. Also since he was on line of employment, we fully supported in whatever way both monetarily and otherwise.

Balaji

Not the figure, whether in service period time that means you do not have any kind of budget god forbid for terror victims, we do not want that kind of thing. But if you said you have compensated means compensated enough with respect to say taking care of his service as it is done by the government with respect to others like in Army and Security Forces, gone out of the way?

Ranganath D Mavinakere

Of course we have our internal policies how to address it but we will not be able to disclose. But all we can say is that whatever monetary and non-monetary support that is required in such a unique and very demanding circumstances, we have done it.

Participant

One question, is it too early to quantify the games around automation or are there some milestones it around already?

Vishal Sikka

If you look at last quarter we released 1,700 or so people worth of effort due to automation. The quarter before was 1,100 and before that I think Ravi it was 600 or so. So it has been steadily growing but if you look 1,700 this is still a little bit more than 1% of our delivery force. So the numbers are still small. If you look at 80% utilization on a base of 200,000 employees or so, it will take another few quarters for these numbers to become meaningful enough to be measureable in the P&L. We continue to track it very diligently down to the service line, even 1% of the effort saved and so on. So we are tracking it however, it is not yet material enough to reflect in the P&L.